

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 20, 2015

Via E-mail
Jing Lu
Chief Operating Officer
China Housing & Land Development, Inc.
1008 Liuxue Road, Baqiao District
Xi'an, Shaanxi Province 710038 PRC

> **Re:** **China Housing & Land Development, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2015**
> **File No. 001-34065**
>
> **Schedule 13e-3**
> **Filed October 5, 2015**
> **File No. 005-81759**

Dear Ms. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 5, 2015

Background of the Transaction, page 11

1. We note your disclosure that your Board and senior management, from time to time, have considered strategic alternatives available to you. Please provide a more detailed discussion of the strategic alternatives that have been considered in connection with the current transaction and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

2. You disclose that Duff & Phelps provided updates of their financial due diligence at the September 8, 2015, September 15, 2015 and September 29, 2015 meetings. You also disclose on page 32 that in connection with Duff & Phelps' preparation of its Opinion, it reviewed the Projects and Market Analysis Report prepared for the Company by China Real Estate Information Corporation. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Duff & Phelps during the special committee's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A that have not already been filed as exhibits, including the Projects and Market Analysis Report prepared by China Real Estate Information Corporation. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

3. We refer to the presentation materials filed as exhibits to the Schedule 13e-3 and disclosure provided by the financial advisor that they relied upon projections provided by management. Please disclose or confirm that you have disclosed all of the financial forecasts that management and/or the board provided to the financial advisors or any projections that the advisor developed. Please disclose or confirm you have disclosed the material assumptions underlying the forecasts.

Fairness of the Transaction, page 19

4. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Special Committee and adopted by the Board do not appear to include the factors described in clause (vi) of Instruction 2 to Item 1014 or Item 1014(c) or explain why such factors were not deemed material or relevant.

5. Similarly, the preceding comment applies to the fairness determination of the Senior Executives with respect to all of the factors referenced in Item 1014. If the Senior Executives based their fairness determination on the analysis and discussion of these factors undertaken by the Special Committee and the Board, then the Senior Executives must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

<u>Certain Relationships and Related Party Transactions, page 49</u>

6. Supplementally advise us of the executive officer whose spouse is an affiliate of Xi'an Xinxing Days Hotel & Suites and whether he or she shares beneficial ownership of any shares of China Housing & Land Development, Inc. with his or her spouse. We may have further comment.

7. Supplementally advise us of the executive officer whose spouse is an affiliate of Shanghai Xinying Fund, LLC and whether he or she shares beneficial ownership of any shares of China Housing & Land Development, Inc. with his or her spouse. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, Craig Slivka, Special Counsel, at (202) 551-3729 or Perry Hindin, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3444 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Fang Xue
    Gibson, Dunn & Crutcher LLP